

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

February 17, 2010

VIA US MAIL AND FAX (940) 365-9137
Mr. Eddie Vakser
Chief Executive Officer and Chief Financial Officer
Artfest International Inc.
13342 Midway Road, Suite 250
Dallas, TX 75244

Re: Artfest International Inc.
Form 10-KSB for the Fiscal Year Ended December 31, 2008
Filed April 15, 2009
Form 10-Q for the Fiscal Quarters Ended March 31, June 30, and September 30, 2009
File No. 0-49676

Dear Mr. Vakser:

We have reviewed your supplemental response letter dated January 20, 2010 as well as your filing and have the following comments. As noted in our comment letter dated November 13, 2009, we have limited our review to your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

Form 10-KSB for the fiscal year ended December 31, 2008

1. We note your responses to comments one, two and three in our letter dated November 13, 2009. Please amend your Form 10-KSB to re-file Item 7 in its entirety and:

   - Include a corrected report from your auditor stating that he audited the accompanying balance sheets of Artfest International, Inc. as of December 31, 2008 *and December 31, 2007*, and the related statements of operations and changes in stockholder's deficit and cash flows for the years then ended. In the second paragraph of his report, have your auditor delete the last sentence which states "For comparison purposes, the financial information from 2007 was based on our audit and filings." In the last paragraph, have your auditor revise his report to opine on the financial position as of December 31, 2008 *and 2007*, and results of operations and cash flows for the *years* then ended.
   - Revise the statements of stockholders' equity to include a separate column for "number of shares" for each equity security. Provide a separate caption for each significant

issuance and report the dollar amounts and the number of shares assigned to the consideration received. Such presentation should clearly depict how the number of outstanding shares of your common stock increased from 36,230,629 shares at December 31, 2007 to 168,763,000 shares at December 31, 2008. Refer to paragraph 10 of APB 12.
- Revise note 5 to disclose all the transactions involving equity issuances for all periods presented.

Form 10-Q for the Quarter Ended March 31, 2009

2. We note your responses to comments four, five and six in our letter dated November 13, 2009. Please amend your Form 10-Q for the quarter ended March 31, 2009 as follows:

- Add Item 4T under Part I to include your assessment as to whether your disclosure controls and procedures were effective as of the quarter ended March 31, 2009 and whether there were any changes in your internal control over financial reporting for the quarter then ended.
- Revise the introductory language of paragraph 4 in Exhibit 31 to add a reference to "internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)."
- Include the title of Chief Financial Officer underneath the signature in Exhibits 31 and 32.

Form 10-Q for the Quarter Ended June 30, 2009

Balance Sheets, page F-1
Intangible Assets, page F-5

3. We note your responses to comments seven and eight in our letter dated November 13, 2009. Please amend your filing as follows:

- Add a note to describe your inventory and your basis for recoverability. Additionally, please describe the significant cost components of cost of revenue related to membership fees.
- Revise your financial statements or Note 8 to reconcile inconsistencies in the disclosure of notes and loans payable.
- Revise your MD&A to comply with Item 303 of Regulation S-K. Please also comply with this comment in your subsequent Form 10-Q for the quarter ended September 30, 2009.

4. With respect to accounts receivable and related deferred revenue, it is unclear to us why you have recorded such amounts in the balance sheet based on membership pledges. Please tell us in detail why you believe it is appropriate to record such amounts and refer to your basis in the accounting literature.

5. Please amend your Form 10-Q for the quarter ended June 30, 2009 to comply with comments nine and 10 of our letter dated November 13, 2009 as follows:

    *   Revise the introductory language of paragraph 4 in Exhibit 31 to add a reference to "internal controls over financial reporting (as defined in Exchange Act Rules 13a-15(f) and 15(d)-15(f)."
    *   Include the title of Chief Financial Officer underneath the signature in Exhibits 31 and 32.

Form 8-K filed October 30, 2009

6. Please amend your filing to provide audited financial statements and pro forma financial information for Luxor International as requested in comment 11 in our letter dated November 13, 2009.

*   *   *   *

As appropriate, please amend your filings and respond to these comments through correspondence over EDGAR within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any` requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Kathryn Jacobson, Senior Staff Accountant, at (202) 551-3365 or Kyle Moffatt, Accountant Branch Chief, at (202) 551-3836, if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director